Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in millions, except ratio data)

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$262	$612	$560	$823	$1,449	$1,426
add: Fixed charges	262	613	588	548	457	424
add: Distributed income of equity investees	206	304	216	214	105	55
add: Amortization of capitalized interest	5	8	7	6	4	3
less: Capitalized interest	(13)	(35)	(47)	(57)	(48)	(38)
Total Earnings	$722	$1,502	$1,324	$1,534	$1,967	$1,870

FIXED CHARGES (1)
Interest expensed and capitalized	$230	$545	$524	$495	$410	$381
Portion of rent expense related to interest (33.33%)	32	68	64	53	47	43
Total Fixed Charges	$262	$613	$588	$548	$457	$424
Series A preferred unit distributions (2)(3)	74	142	122	—	—	—
Series B preferred unit distributions (2)(4)	25	11	—	—	—	—
Total Combined Fixed Charges and Preferred Unit Distributions	$361	$766	$710	$548	$457	$424

RATIO OF EARNINGS TO FIXED CHARGES (5)	2.76x	2.45x	2.25x	2.80x	4.30x	4.41x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS (2)(5)	2.00x	1.96x	1.86x

(1)
For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred unit distributions, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)
As no preferred units were outstanding for any of the years ended December 31, 2015, 2014 and 2013, no historical ratio of earnings to combined fixed charges and preferred unit distributions is presented for those years.

(3)
Distributions on our Series A convertible preferred units (the “Series A preferred units”) were paid in additional Series A preferred units for the years ended December 31, 2017 and 2016. We issued 5,413,842 and 4,646,499 additional Series A preferred units in lieu of cash distributions of $142 million and $122 million for the distributions pertaining to the years ended December 31, 2017 and 2016, respectively. Beginning with the distribution pertaining to the quarter ended March 31, 2018, distributions on our Series A preferred units will be paid in cash.

(4)	Distributions on our Series B perpetual preferred units accrue and are cumulative at a rate of 6.125% per year from October 10, 2017, the date of original issue, and are payable in cash semiannually.

(5)	Ratios may not recalculate due to rounding.